

New York Stock Exchange
11 Wall Street
New York, NY  10005

November 30, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of PEBBLEBROOK HOTEL TRUST, under the Exchange Act of 1934.

- 6.375% Series E Cumulative Redeemable Preferred Shares of Beneficial Interest, $0.01 par value per share

- 6.3% Series F Cumulative Redeemable Preferred Shares of Beneficial Interest, $0.01 par value per share

Sincerely,

An Intercontinental Exchange Company

© 2018 Intercontinental Exchange, Inc.